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                                                                    Exhibit 99.1


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

   ITEM 1.    NAME AND ADDRESS OF COMPANY
              Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
              Toronto, ON   M5H 3Y2

   ITEM 2.    DATE OF MATERIAL CHANGE

              September 20, 2006

   ITEM 3.    NEWS RELEASE
              A news release was issued by Kinross in Toronto on September 20, 2006 with respect to the material change and filed via SEDAR.

   ITEM 4.    SUMMARY OF MATERIAL CHANGE
              The Company announced that it had entered into a new revolving and term credit facility.

   ITEM 5.    FULL DESCRIPTION OF MATERIAL CHANGE
        Kinross announced that it had entered into a new revolving and term credit facility with the Bank of Nova Scotia and a group of lenders. The US$300 million three year revolving credit facility will support Kinross' liquidity and letter of credit needs. The five and a half year US$200 million term loan will support the previously announced expansion program at the Paracatu mine in Brazil.

        Other lenders include Export Development Canada, Societe Generale, Royal Bank of Canada, and other international financial institutions.

   ITEM 6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
              N/A

   ITEM 7.    OMITTED INFORMATION
              N/A

   ITEM 8.    EXECUTIVE OFFICER
              Ms. Shelley M. Riley
              Vice President, Administration and Corporate Secretary
              Telephone: (416) 365-5198
              Facsimile: (416) 365-0237

   ITEM 9.    DATE OF REPORT
              September 22, 2006

                                         KINROSS GOLD CORPORATION

                                         PER:     SHELLEY RILEY
                                                  ------------------------------
                                                  Shelley Riley
                                                  Vice President, Administration
                                                  and Corporate Secretary


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                Cautionary statements regarding forward-looking statements

                This document contains "forward-looking statements or information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Kinross. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Kinross to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: international operations; actual results of current reclamation activities; future prices of gold and commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development activities, as well as those factors discussed in or referred to in the "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Although management of Kinross has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Kinross does not undertake to update any forward-looking statements.



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